Form 4
Statement of changes in beneficial ownership.

1.  Name and address of reporting person:
      Richard E. Lundin
      1536 Beech Street
      Terre Haute,  IN  47804

2.  Issuer name and ticker or trading symbol:
      General Housewares Corp.   (GHW)

4.  Statement for month/year:
      May, 1997

6.  Relationship of reporting person to issuer:
      Director

1.  Title of security:
      Common Stock

2.  Transaction date:
      May 13, 1997

3.  Transaction code:
      A

4.  Securities acquired (A) or disposed of (D):
      1500    A    (a)

5.  Amount of securities beneficially owned at end of month:
      3000

6.  Ownership form direct (D) or indirect (I):
      D

(a) Restricted stock certificates issued for no cash consideration pursuant to issuer's 1997 Key Employee's Incentive Stock Plan approved by stockholders. The acquisition of the stock is exempt pursuant to Rule 16b-3. The restricted periods shall end with respect to one-third of the shares on the Annual Meeting Dates in 1998, 1999, and 2000.

/s/    Richard E. Lundin
Date:  June 5, 1997